MORGAN STANLEY DISTRIBUTION, INC.
(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934.
As a Public Document



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulation of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related party transactions.

Deloitte & Touche LLP

February 28, 2018
New York, New York

We have served as the Company's auditor since 1997.

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017
(dollars in thousands, except share data)

Assets		
Cash	$	28,318
Distribution and shareholder servicing fee receivables, net		8,686
Other assets		625
Total assets	$	37,629
Liabilities		
Payables:		
Brokers, dealers and clearing organizations	$	3,194
Affiliates		10,423
Distribution and shareholder servicing fees refund payable to Funds, net		124
Other		5
Total payables		13,746
Total liabilities		13,746
Stockholder's equity		
Common stock (no par value, 1,000 shares authorized, 100 shares issued)		-
Additional paid-in capital		14,045
Retained earnings		9,838
Total stockholder's equity		23,883
Total liabilities and stockholder's equity	$	37,629

See Notes to Statement of Financial Condition.

1. Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent and the Parent's wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds.

Basis of Financial Information

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. Significant Accounting Policies

Financial Instruments and Fair Value

The Company is required to disclose the fair value of its financial instruments not measured at fair value on the statement of financial condition. A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash

Cash represents funds deposited with financial institutions.

Payables - Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations include amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. When performing the assessment the Company considers all types of deferred tax assets in

combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the Provision for income taxes.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as Provision for income taxes.

3. Related Party Transactions

Payables to Affiliates

Payables to affiliates consist of affiliate transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at rates established by the treasury function of the Ultimate Parent and are intended to approximate the market rate of interest that the Ultimate Parent incurs in funding its business as it is periodically reassessed and are payable on demand.

Deferred Commission Assets

The Company pays selling broker-dealers an up-front sales commission upon the selling broker-dealer delivering an investment into the Funds. This sales commission is initially recorded by the Company as a deferred commission asset. The Company sells the asset and the rights to future fees generated by this asset to the Parent. During the year ended December 31, 2017, the Company sold $1,545 of deferred commission assets to the Parent.

4. Distribution and Shareholder Servicing Fees, net

At December 31, 2017, the Company had gross distribution and shareholder servicing fee refunds payable to Funds of $424. The Company netted $300 of this refund payable to each applicable Fund against the distribution and shareholder servicing fees receivable from that Fund to the Company. The Company only nets distribution and shareholder servicing fee refunds payable

up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. This resulted in Distribution and shareholder servicing fee refunds payable to Funds of $124, which is included in the statement of financial condition.

5. Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of cash and payables to affiliates approximate fair value because of the relatively short period of time between their origination and expected maturity.

Financial Instruments Not Measured At Fair Value

	At December 31, 2017		Fair Value by Level		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets[1]					
Cash	$ 28,318	$ 28,318	$ 28,318	$ -	$ -
Financial liabilities[1]					
Payables to affiliates	10,423	10,423	-	10,423	-

[1] Distribution and shareholder servicing fees receivable, net, payables to brokers, dealers and clearing organizations, and distribution and shareholder servicing fees refund payables to Funds, net where carrying value approximates fair value have been excluded. Other assets and Other payables have been excluded since they consist of items that do not meet the definition of a financial instrument.

6. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation,

senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company incurs risk exposure because as of December 31, 2017, all of the Company's cash is held at one bank, which exceeded the Federal Deposit Insurance Corporation limit of $250.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") significantly revised U.S. corporate income tax law by, among other things, reducing the corporate income tax rate to 21%. There was no material impact on the Company's statement of financial condition.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. There were no deferred taxes recorded as of the year ended December 31, 2017 for the Company.

Unrecognized Tax Benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits and incorporated into the amounts settled periodically with the Ultimate Parent under the Tax Sharing Agreement. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2017, the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Tax Authority Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company is currently at various levels of field examination with respect to audits by the IRS, as well as New York State and New York City, for tax years 2009–2012 and 2007–2014, respectively. During 2017, the Company agreed to proposed adjustments associated with the expected closure of the field audits for the tax years 2006–2008.

The Company believes that the resolution of the above tax matters will not have a material effect on the statement of financial condition.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

In 2017, the Ultimate Parent reached agreement with the IRS on resolution of claims filed with the IRS to contest certain items associated with tax years 1999-2005, which did not have a material impact on the statement of financial condition or effective tax rate.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

8. Regulatory Capital and Other Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Net Capital Rule (Rule 15c3-1). Under the rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had net capital of $14,572, which was $13,655 in excess of its required minimum net capital of $917.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

9. Subsequent Events

The Company has evaluated subsequent events for adjustments to or disclosure in the Company's statement of financial condition through the date of this report, and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

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